Exhibit 99.45

For Immediate Release

TSX: BXE

Bellatrix Exploration Ltd. announces an increase in its credit facilities and provides a corporate update

Calgary, Alberta, November 28, 2011. Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is pleased to announce that it has completed the mid-year review of its 2011 credit facilities and provides a corporate update.

A syndicate of banks led by National Bank of Canada recently completed its semi-annual borrowing base redetermination for November 30, 2011. Based on Bellatrix’s 2011 mid-year review, effective November 25, 2011, the Company’s borrowing base was increased by $30 million to $170 million through to the next scheduled borrowing base determination to be completed on or before May 31, 2012. This 21% increase from the previous borrowing base of $140 million is a direct result of Bellatrix’s strong 2011 drilling results which delivered significant reserves and production growth in the first half of 2011. The increased credit facilities will be available to finance Bellatrix’s ongoing capital expenditures, working capital requirements and for general corporate purposes.

The Company’s expanded credit facilities consists of a $15 million demand operating facility provided by National Bank of Canada and an $155 million extendible revolving term credit facility provided by National Bank of Canada, Alberta Treasury Branches and HSBC Bank Canada. Amounts borrowed under the credit facility will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate or LIBOR margin rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company’s debt to cash flow ratio. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company’s debt to cash flow ratio.

The Company continues to anticipate the successful achievement of exiting 2011 in line with its production guidance of 15,000 boe/d.

Preparation is underway for the start of the first quarter of 2012 program with four rigs currently scheduled to commence drilling in early January 2012. The Company recently announced that for 2012, Bellatrix will continue to be active in drilling its two core resource plays, the Cardium oil and Notikewin condensate rich gas, utilizing horizontal drilling multi fracturing technology. In addition, Bellatrix currently plans to drill its first horizontal well in the emerging Duvernay play in the first quarter of 2012. An initial capital budget of $180 million has been set for fiscal 2012. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2012 budget is anticipated to provide 2012 average daily production of approximately 16,500 boe/d to 17,000 boe/d and an exit rate of approximately 18,000 boe/d to 18,500 boe/d.

The Company’s updated corporate presentation is available at www.bellatrixexploration.com.

www.bellatrixexploration.com	MAIN	403-266-8670	2300, 530 – 8th Avenue SW
	FAX	403-264-8163	Calgary, AB Canada T2P 3S8

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbols BXE and BXE.DB.A, respectively.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

Forward looking statements: Certain information set forth in this news release, including management’s assessments of the future plans and operations, production estimates for 2011 and 2012,  projected uses of the increased credit facilities, ability to execute on 2011and 2012 capital plans and timing thereof may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix’s control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. In addition, there may be circumstances where the increased credit facilities may be used other than as described herein for business reasons that management believes are in the best interests of the Company. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website ( www.sedar.com ), or at Bellatrix’s website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.